Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Entree Gold Ready to Explore Shivee West

     VANCOUVER, Feb. 17 /CNW/ - Entree Gold Inc. (TSX:ETG; NYSE AMEX:EGI;
Frankfurt:EKA - "Entree" or the "Company") announces 2010 exploration budgets for initial work programs in Mongolia, the USA and Canada totaling approximately US$7 million. The Company treasury currently stands at over
US$38 million.

     Entree also reached a number of corporate milestones in 2009, including:

     <<
     -   conversion of key concessions at Lookout Hill, Mongolia into long term mining licences as part of the Oyu Tolgoi Investment Agreement;
     -   acquisition and consolidation of strategic exploration properties in the Yerington copper camp in Nevada, USA;
     -   signing of a definitive agreement with PacMag Metals Limited (ASX:PMH
         - "PacMag") to implement Australian Schemes of Arrangement to acquire all if its outstanding shares and options
     -   continued exploration and testing of porphyry copper targets in New
         Mexico and Arizona, USA.

     2010 exploration budgets have been approved for the following exploration projects:

     -   Drill testing for deep porphyry copper-gold-molybdenum targets on
         Entree's 100% owned portion of the Shivee Tolgoi mining licence
         ("Shivee West"), Mongolia
     -   Drill testing of geological and geochemical copper-molybdenum targets on the Blackjack property, Nevada; optioned from HoneyBadger
         Exploration Inc. (TSX.V:TUF - "HoneyBadger")
     -   Drill testing of geophysical and geological targets on the Roulette property, Nevada; optioned from Bronco Creek Exploration Inc. (a wholly owned subsidiary of Eurasian Minerals, TSX.V:EMX -"Bronco
         Creek")
     -   Drill testing of porphyry copper targets on an area of interest near
         Bisbee, Arizona under agreement with Empirical Discovery LLC
     -   Further surface exploration of copper-molybdenum geochemical targets on the Crystal project, central BC; under agreement with Taiga
         Consultants Ltd.
     >>

     In addition, the most recent drilling program at the Huaixi project China has been completed and results are being evaluated.

     Mongolia

     Entree has budgeted approximately US$4.0 million for first phase 2010 exploration on Shivee West. The program includes detailed geophysics and approximately 5,000 metres of drilling to test deep geophysical targets and copper, molybdenum, gold soil geochemical targets within a belt of prospective
Devonian rocks identified in earlier programs. Areas of Shivee West are geologically similar to the Devonian-aged setting of the Entree-Ivanhoe Mines joint venture deposits, Hugo North Extension and Heruga, and Ivanhoe Mines'
nearby Oyu Tolgoi deposits.
     On the Company's 100% owned Togoot exploration licence, Entree is working with a Mongolian consulting team to prepare a resource estimate for the
Nomkhon Bohr coal deposit. This resource estimate will be used in support of a mining licence application prior to exploration licence expiry at the end of
March 2010.
     The Manlai exploration licence, located approximately 120 km north of Oyu
Tolgoi, has been surrendered.

     USA

     Yerington Projects

     In 2009, Entree optioned the Blackjack and Roulette properties from
HoneyBadger and Bronco Creek respectively, two large contiguous properties, adjacent to PacMag's Ann Mason property, in the historic Yerington porphyry copper district of western Nevada. Entree's strategy is to acquire a core ground position in this under-explored region, known to host sizeable copper, molybdenum and gold resources, as exemplified not only at the historic
Yerington mine and the Ann Mason deposit but at Nevada Copper's Pumpkin Hollow deposit.
     A US$1.1 million geophysics (Induced Polarization - "IP") and drilling program has been approved for the Blackjack property. The planned drilling consists of 7 holes totalling approximately 2,800 m that will mainly test soil geochemical and IP targets extending west from PacMag's Blue Hills target area onto the Blackjack property. The Blue Hills copper oxide prospect straddles the PacMag and HoneyBadger property boundary immediately to the northwest of
Ann Mason. PacMag has returned drill intercepts of 73.2 metres at 0.57% copper equivalent and 100.6 metres at 0.41% copper equivalent from this area.
Exploration is expected to commence in the second quarter 2010.
     On the Roulette property, a US$0.61 million budget has been approved for drill testing of geological, soil geochemical and geophysical (magnetic)
anomalies. Up to four drill holes totalling approximately 2,700 m are proposed.
     Entree announced on November 29, 2009 that it had signed a definitive agreement with PacMag to implement Australian Schemes of Arrangement to acquire all of its issued shares and options. PacMag's project portfolio includes the Ann Mason copper-molybdenum deposit in Nevada along with several other properties in the USA and Australia which are host to copper, gold, molybdenum, uranium and/or iron resources and showings. On January 21, 2010,
Entree released the first National Instrument 43-101 compliant resource estimate prepared for the Ann Mason deposit. Ann Mason is estimated to contain an inferred resource of 810.4 million metric tonnes grading 0.40% copper, using a 0.30% copper cut-off. Accompanying molybdenum is estimated at 165.9 million metric tonnes at a grade of 0.01% molybdenum. Based on these figures, the Ann Mason deposit contains over 7.1 billion pounds of copper.

     Empirical Projects

     At Bisbee, Arizona, approximately US$0.61 million has been approved for detailed geophysics and drill testing of buried porphyry copper targets. The area of interest covers over 10,800 acres (4,370 hectares) located to the northeast of the Bisbee copper district that was mined by Phelps Dodge (now
Freeport McMoRan) and produced over 8 billion pounds of copper and 3 million ounces of gold in the last century. Entree's targets lie along prominent northeast-trending structures extending from the historic Bisbee mine.
Exploration is expected to commence in the first quarter 2010.
     No work is currently planned at Lordsburg or at Oak Grove for the first half of 2010. Entree has applied for additional drill permits at Lordsburg which could allow for a drill program later in 2010. During the 2008 and 2009 field seasons, Entree personnel were successful in discovering a new copper gold porphyry system near Lordsburg. This area was previously known only for vein-style gold-silver-copper mineralization. Additional drilling would be directed towards expanding the existing drill defined copper and gold porphyry zone.

     China

     In late 2008 and early 2009, Entree completed a property-wide stream sediment survey and grid-controlled soil geochemical and IP surveys over selected areas of the Huaixi property. The surveys highlighted a 7 km long, northwest-trending structural corridor with a strong, multi-element geochemical porphyry and chargeability signatures. A 2,700 m drill program commenced in late 2009 and was completed in January 2010.
     Six drill holes were completed and base metal mineralization was intersected in two of the six holes. These two holes (HX-09-003 and HX-09-005)
were drilled in opposite directions from the same collar location at the
"Pyrite Mine" area. The holes define a broad 200 m wide, probable northwest-trending zone, with variable Cu-Pb-Zn+/-Ag+/-Au mineralization within altered felsic volcanic rocks. Best results in HX-09-005 include: 7 m averaging 0.15% Cu and 5.6 g/t Ag including 1 m of 0.12 % Cu, 33.9 g/t Ag and
0.42 g/t Au and best results in HX-09-003 include: 1 m of 0.40 % Cu, 19 g/t Ag and 0.05 g/t Au, and 2.9 m of 0.01% Cu, 3.5 g/t Ag, 0.01 g/t Au and 0.21%
Pb+Zn. Other drill holes intersected scattered porphyry-style copper mineralization with weak values.
     A decision on further exploration is pending, while data are compiled and results evaluated.

     Canada

     A US$0.39 million geophysical, geochemical and drilling program has been approved for the Crystal copper-molybdenum project in central British
Columbia. The Crystal Property is an early stage molybdenum-copper property that covers a strong copper-molybdenum lake sediment geochemical anomaly. The anomaly lies in a region of known molybdenum deposits, including Thompson
Creek's Endako Mine. A short prospecting and sampling program was completed in
October 2009. Planned follow-up work was restricted due to the onset of winter.

     QUALIIFIED PERSON

     Robert Cann, P.Geo., Entree's Vice-President, Exploration and James R.
Foster, P.Geo., Entree's Exploration Manager - Lookout Hill, qualified persons as defined by NI 43-101, supervised the preparation of the technical information in this news release.

     QUALITY ASSURANCE and QUALITY CONTROL

     Core samples from the Huaixi drill program were assayed at ALS Chemex facilities in Guangzhou, China and North Vancouver, Canada. Copper-gold reference standards, sample blanks and duplicates were inserted in the sample stream at the project site to monitor the quality control of the assay data.

     ABOUT ENTREE GOLD INC.

     Entree Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of gold and copper prospects. Entree's expertise is in exploring for deep and/or concealed ore deposits and with a treasury currently in excess of C$40 million, is well funded for future activities. Ivanhoe Mines and Rio Tinto are major shareholders of Entree, holding approximately 14% and 15% of issued and outstanding shares respectively.
     Entree's flagship property is in Mongolia, where it holds two mining licences and one exploration licence comprising the 179,590 hectare Lookout
Hill property that completely surrounds the 8,500-hectare Oyu Tolgoi project of Ivanhoe Mines, and hosts the Hugo North Extension of the Hugo Dummett copper-gold deposit and the Heruga copper-gold-molybdenum deposit.
     Part of the Lookout Hill property which includes the eastern portion of the Shivee Tolgoi licence and all of the Javhlant licence is subject to a joint venture with Ivanhoe Mines Mongolia Inc. (now renamed Oyu Tolgoi LLC).
The joint venture was formed following expenditure of US$35 million by Oyu
Tolgoi LLC, and Entree now retains a 20% or 30% carried interest through to production, with Entree's share of development costs to be repaid from future production cash flow. Entree retains 100% ownership of the western portion of the Shivee Tolgoi licence, known as Shivee West and all of the Togoot exploration licence.
     The Hugo North Extension deposit hosts a 43-101 compliant Indicated
Resource of 117 million tonnes grading 1.8% copper and 0.61 g/t gold, estimated to contain 4.6 billion pounds of copper and 2.3 million ounces of gold and an Inferred Resource of 95.5 million tonnes grading 1.15% copper and
0.31 g/t gold, estimated to contain 2.4 billion pounds copper and 950,000 ounces of gold. Entree retains a 20% carried interest in these resources.
     The Heruga deposit contains an Inferred Resource of 760 million tonnes grading 0.48% copper, 0.55 g/t gold and 142 ppm molybdenum, estimated to contain 8 billion pounds of copper and 13.4 million ounces of gold. Entree also retains a 20% carried interest in this resource.
     Both resources were calculated using a 0.6 % copper equivalent cut-off.
The copper equivalent grades were estimated using metal prices of US$1.35 per pound copper, US$650 per ounce gold and US$10 per pound molybdenum. All resources at Hugo North Extension and Heruga were calculated using a 0.6%
copper-equivalent cut-off.
     Entree continues to explore its large landholdings in Mongolia, including the coal discovery Nomkhon Bohr, and is also evaluating the Huaixi copper project in Zhejiang Province in China.
     In North America, Entree is exploring for porphyry-related copper systems in Arizona, New Mexico, Nevada and British Columbia. Entree's Nevada property is contiguous with the western boundary of PacMag's Ann Mason copper project and increases substantially the area of prospective tenure within that district.

     This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may",
"should", "expects", "plans", "anticipates", "believes", "estimates",
"predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. Such statements include those relating to the successful completion of the transaction and implementation of the Schemes of
Arrangement. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
     While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the
Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled "Risk Factors" in the Company's periodic filings with the
British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

     %CIK: 0001271554

     /For further information: Monica Hamm, Manager, Investor Relations,
Entree Gold Inc., Tel: (604) 687-4777, Toll Free: (866) 368-7330, E-mail:
mhamm(at)entreegold.com/
     (ETG. EGI EGI)

CO:  Entree Gold Inc.

CNW 08:00e 17-FEB-10